Exhibit 99.1

China Yuchai International Announces

Higher Profits in Second Quarter 2015

SINGAPORE, Singapore – August 11, 2015 - China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), a leading manufacturer and distributor of engines for on-road and off-road applications in China through its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), announced today its unaudited consolidated financial results for the second quarter and first six months ended June 30, 2015. The financial information presented herein for the second quarter of 2015 and 2014 is reported using International Financial Reporting Standards as issued by the International Accounting Standards Board.

Financial highlights for the second quarter of 2015

•	Revenue was RMB 4.1 billion (US$674.2 million) compared with RMB 4.2 billion in the second quarter of 2014;

•	Gross profit increased 2.5% to RMB 837.2 million (US$136.9 million), a 20.3% gross margin compared with RMB 816.8 million and a gross margin of 19.4% in the second quarter of 2014;

•	Operating margin was 8.3% compared with 7.8% in the same quarter a year ago;

•	Net earnings attributable to China Yuchai’s shareholders rose 6.7% to RMB 176.4 million (US$28.9 million) compared with RMB 165.4 million in the second quarter of 2014;

•	Earnings per share was RMB 4.62 (US$0.76) compared with RMB 4.44 for the same quarter in 2014;

•	Total number of engines sold was 115,208 units compared with 127,799 units in the second quarter of 2014.

Unaudited Second Quarter 2015 Results

Revenue for the second quarter of 2015 declined 2.1% to RMB 4.1 billion (US$674.2 million) compared to RMB 4.2 billion in the second quarter of 2014.

The total number of engines sold by GYMCL during the second quarter of 2015 was 115,208 units compared with 127,799 units in the same quarter in 2014, a 9.9% decrease. GYMCL’s decline in unit sales was mainly due to the general weakness of the commercial vehicle market in China and general slowdown in China’s economy. This was partially offset by the growth in sales of agriculture applications in the second quarter of 2015. The commercial vehicle industry in China experienced a steeper decline of 14.2% in year-over-year unit sales (excluding gasoline-powered vehicles) in the second quarter of 2015, as reported by the China Association of Automobile Manufacturers (“CAAM”). The decline of 2.1% in net revenue was less than the 9.9% decline in unit sales due to sales of more higher-priced National IV and V engines in the second quarter of 2015.

Gross profit increased 2.5% to RMB 837.2 million (US$136.9 million) compared with RMB 816.8 million in the second quarter of 2014. Gross margin increased to 20.3% in the second quarter of 2015 compared with 19.4% a year ago. This increase was mainly attributable to lower material costs and efficiency gains.

Other operating income was RMB 16.5 million (US$2.7 million), compared with RMB 12.0 million in the second quarter of 2014.

Research and development (“R&D”) expenses increased 13.6% to RMB 138.9 million (US$22.7 million) from RMB 122.2 million in the second quarter of 2014. The increase of RMB 16.7 million was mainly due to the Company’s ongoing research and development of new engine products compliant with National V, VI & Tier 3 emission standards and its continued initiatives to improve engine performance and quality. As a percentage of revenue, R&D spending increased to 3.4% compared with 2.9% in the second quarter of 2014.

Selling, general and administrative (“SG&A”) expenses decreased to RMB 374.1 million (US$61.2 million) from RMB 379.5 million in the second quarter of 2014. The decline of RMB 5.4 million primarily resulted from lower unit sales in the second quarter of 2015. SG&A expenses represented 9.1% of revenue compared with 9.0% in the same quarter a year ago.

Operating profit increased to RMB 340.7 million (US$55.7 million) from RMB 327.2 million in the second quarter of 2014. The RMB 13.5 million increase in operating profit was mainly due to higher gross profit. The operating margin was 8.3% compared with 7.8% in the second quarter of 2014.

Finance costs decreased to RMB 29.8 million (US$4.9 million) from RMB 30.7 million in the second quarter of 2014, a decrease of RMB 0.9 million or 2.9%.

The Company’s share in the loss of joint ventures was RMB 6.5 million (US$1.1 million) compared with a loss of RMB 9.0 million in the second quarter of 2014.

For the quarter ended June 30, 2015, total net profit attributable to China Yuchai’s shareholders was RMB 176.4 million (US$28.9 million), or earnings per share of RMB 4.62 (US$0.76), compared with RMB 165.4 million, or earnings per share of RMB 4.44 in the same quarter in 2014.

The earnings per share in the second quarter of 2015 was based on a weighted average of 38,195,706 shares compared with earnings per share in the second quarter of 2014 which was based on a weighted average of 37,267,673 shares. In July 2015, a total of 1,102,634 new shares were issued to shareholders who elected to receive shares in lieu of a dividend in cash.

Financial highlights for the first six months ended June 30, 2015

•	Revenue was RMB 7.8 billion (US$1.3 billion) compared with RMB 8.8 billion in the same period last year;

•	Gross profit was RMB 1.5 billion (US$247.3 million), a 19.4% gross margin, compared with RMB 1.6 billion and a gross margin of 18.3% in the first six months of 2014;

•	Operating profit was RMB 568.8 million (US$93.0 million) compared with RMB 673.9 million in the same period in 2014;

•	Earnings per share decreased to RMB 7.38 (US$1.21) from RMB 9.27 in the same period a year ago;

•	Total number of engines sold was 220,254 units compared with 279,708 units in the same period of 2014.

Revenue was RMB 7.8 billion (US$1.3 billion) compared with RMB 8.8 billion in the same period last year. The decrease in revenue was RMB 1.0 billion, as compared with the same period in 2014.

The total number of engines sold by GYMCL was 220,254 units compared with 279,708 units in the same period of 2014, representing a decrease of 59,454 units, or 21.3%. The decrease in GYMCL’s engine sales was mainly due to the general weakness of the commercial vehicle market in China and the general slowdown in China’s economy. This was partially offset by the growth in sales of agriculture applications in the first half of 2015. The commercial vehicle industry in China experienced a decline of 20.1% in unit sales (excluding gasoline-powered vehicles), led by a 31.1% decrease in heavy-duty truck sales in the first six months of 2015, as reported by CAAM.

Gross profit was RMB 1.5 billion (US$247.3 million) compared with RMB 1.6 billion in the same period last year. Gross margin increased to 19.4% as compared with 18.3% a year ago. This increase was mainly attributable to lower material costs and efficiency gains.

Other operating income was RMB 18.0 million (US$2.9 million), a decrease of RMB 23.5 million from RMB 41.5 million in the same period last year. This decrease was mainly due to higher foreign exchange revaluation losses and increased losses from the disposal of fixed assets.

Research and development (“R&D”) expenses were RMB 252.2 million (US$41.2 million) compared with RMB 227.1 million in the same period in 2014, an increase of 11.0%. The increase in R&D expenses of RMB 25.1 million was mainly due to higher spending in the research and development of new engine products compliant with National V, VI and Tier 3 emission standards and continued initiatives to improve engine performance and quality. As a percentage of revenue, R&D spending was 3.2% in the first six months of 2015 compared with 2.6% in the same period in 2014.

Selling, general & administrative (“SG&A”) expenses were RMB 708.6 million (US$115.9 million), down from RMB 745.7 million in the same period in 2014, a decrease of RMB 37.1 million or 5.0%. The decrease in expenses was mainly due to lower unit sales in the first six months of 2015 as compared with the same period in 2014. SG&A expenses represented 9.1% of revenue for the first six months of 2015, compared with 8.5% in the same period last year.

Operating profit decreased to RMB 568.8 million (US$93.0 million) from RMB 673.9 million in the same period in 2014. The decrease of RMB 105.1 million was mainly due to lower gross profit and higher R&D expenses. The operating margin was 7.3% compared with 7.7% in the same period last year.

Finance costs declined to RMB 63.4 million (US$10.4 million) from RMB 68.5 million in the same period last year, a decrease of RMB 5.1 million or 7.4%. The lower finance costs mainly resulted from a reduction in the cost of borrowings.

The Company’s share in the loss of joint ventures was RMB 13.3 million (US$2.2 million) compared with a loss of RMB 24.2 million in the same period in 2014. The reduction in loss was mainly due to the cessation of a joint venture entity in 2015.

For the six months ended June 30, 2015, total net profit attributable to China Yuchai’s shareholders was RMB 281.8 million (US$46.1 million), or earnings per share of RMB 7.38 (US$1.21), compared with RMB 345.3 million, or earnings per share of RMB 9.27 in the same period in 2014.

Balance Sheet Highlights as at June 30, 2015

•	Cash and bank balances increased 33.9% to RMB 3.4 billion (US$549.4 million) compared with RMB 2.5 billion at the end of 2014;

•	Trade and bills receivables were RMB 7.7 billion (US$1.3 billion) compared with RMB 8.1 billion at the end of 2014;

•	Short-term and long-term interest-bearing loans and borrowings were RMB 2.3 billion (US$380.9 million), similar to the end of 2014;

•	Inventories were RMB 1.9 billion (US$314.4 million), similar to the end of 2014;

•	Trade and bills payables was RMB 4.5 billion (US$728.8 million) compared with RMB 4.2 billion at the end of 2014.

Mr. Weng Ming Hoh, President of China Yuchai, commented, “While both the industry and competitive landscape are experiencing adverse headwinds, our second quarter 2015 profit was better than last year demonstrating the resilience of our Company. We have shown that we are among the best-in-class independent engine makers in China with a wide array of product offerings. China is now strictly enforcing higher emission standards nationwide, and we were able to increase sales of National IV and V engines. As a result, our average sales price and gross profit margin improved in the second quarter.”

“In these challenging times, we tightened controls on our capital expenditures and implemented a variety of cost-saving measures. We will continue to exercise strict financial discipline to improve the balance sheet and protect our cash position,” Mr. Hoh concluded.

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 6.1136 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on June 30, 2015. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on June 30, 2015 or at any other date.

Unaudited Second Quarter 2015 Conference Call

A conference call and audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Daylight Time on August 11, 2015. The call will be hosted by the President and Chief Financial Officer of China Yuchai, Mr. Weng Ming Hoh and Mr. Kok Ho Leong respectively, who will present and discuss the financial results and business outlook of the Company followed with a Q&A session.

Analysts and institutional investors may participate in the conference call by dialling +1-866-519-4004 (United States), +800-906-601 (Hong Kong), 400-620-8038 (China) or +65 67135090 (International), Conference Code: 82762132, approximately five to ten minutes before the call start time.

For all other interested parties, a simultaneous webcast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are requested to log into the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2014, GYMCL sold 483,825 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Kevin Theiss

Grayling

Tel: +1-646-284-9409

Email: cyd@grayling.com

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